UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35847 / December 30, 2025

In the Matter of

SHELTON FUNDS
SCM TRUST
CCM PARTNERS, LP, D/B/A SHELTON CAPITAL MANAGEMENT

1125 17th Street, Suite 2550
Denver, CO 80202

(812-15824)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Shelton Funds, SCM Trust, and CCM Partners, LP, d/b/a Shelton Capital Management filed an application on May 30, 2025, and an amendment to the application on September 19, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements

On December 4, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35817). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Shelton Funds, SCM Trust, and CCM Partners, LP, d/b/a Shelton Capital Management (File No. 812-15824) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.